UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of  August 2012

Commission File Number:  0-30628

ALVARION LTD.

(Translation of registrant’s name into English)

21A Habarzel Street, Tel Aviv 69710, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit 1.	Description Press release on Alvarion® Reports Q2 2012 Results Dated August 1, 2012	Sequential Page Number 9

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALVARION LTD.

Date: August 1 ,2012	By:	/s/ Lior Shemesh
Name: Lior Shemesh
Title: CFO

EXHIBIT 1

Investor Contacts: Lior Shemesh, CFO +972.3.767.4333 +1.760.685.2007 lior.shemesh@alvarion.com Elana Holzman, VP IR +972.3.645.7892 elana.holzman@alvarion.com

Alvarion® Reports Q2 2012 Results

Tel Aviv, August 1, 2012 — Alvarion Ltd. (NASDAQ:ALVR) a global provider of optimized wireless broadband solutions addressing the connectivity, coverage and capacity challenges of public and private networks, today announced its financial results for the second quarter of 2012.

Second Quarter Highlights

•           Revenues of $33.8 million, a 1.5% sequential increase
•           GAAP net loss of ($0.17) per share; non-GAAP net loss of ($0.09) per share

Management Comments

“Our second quarter results are in line with our guidance, with products from Carrier unlicensed solutions and Carrier licensed solutions performing as projected.  We are particularly pleased with our book-to-bill which was above one as of the end of June,” said Hezi Lapid, President and Chief Executive Officer of Alvarion.

“We believe that we are on track with the turnaround plan we put in place during the second quarter.  In addition to the restructuring measures to reduce operating expenses already announced, we have taken additional steps, primarily the establishment of an independent division dedicated to our Carrier licensed solutions.  We believe that this new structure will improve our focus across the board in all our different target markets and will help us reach profitability.”

“We are moving in the right direction and believe that we will report improved results in the third quarter. We expect the full impact of our restructuring initiatives to appear in our fourth quarter results, and we continue to aim for at least breakeven operating cash flow and modest profitability by yearend,” concluded Mr. Lapid.

Second Quarter 2012 Results

In the second quarter of 2012, revenues were $33.8 million, an increase of 1.5% from $33.3 million in the first quarter of 2012, and a decrease of 39% from $55.4 million in the second quarter of 2011.

GAAP net loss in the second quarter of 2012 was ($10.7) million, or ($0.17) per share, including restructuring and other charges of approximately $3.2 million related mainly to employee termination expenses and vacating office space. This compares to a GAAP net loss of ($6.9) million, or ($0.11) per share in the first quarter of 2012.  GAAP net income in the second quarter of 2011 was $0.3 million, or $0.01 per share.

On a non-GAAP basis, excluding stock-based compensation and other charges, the company reported a net loss of ($5.8) million, or ($0.09) per share, compared with a non-GAAP net loss of ($5.4) million, or ($0.09) per share, in the first quarter of 2012, and a non-GAAP net income of $1.5 million, or $0.02 per share, in the second quarter of 2011.

Please refer to the accompanying financial table for reconciliation of GAAP financial information to non-GAAP for the second quarter of 2012 and the comparative periods.

Cash used in operations in the second quarter of 2012 was $9 million.  As of June 30, 2012, cash, cash equivalents and investments totaled $32 million, after a $7 million repayment of principal on a 3-year loan and a payment of $3 million as a result of the earn-out provision of the Wavion acquisition agreement (which represents the final payment for the Wavion acquisition).  Total debt as of June 30, 2012 was $22 million, of which $7 million is classified as short term debt.

Guidance

Management believes revenues in the third quarter of 2012 will be in the range of $31 million to $39 million. Depending on shipment volume and mix, third quarter non-GAAP per share results are expected to range between a loss of ($0.06) and a profit of $0.02. The GAAP per share results are expected to range between a loss of ($0.08) and breakeven, before any one-time charges.

Alvarion's management will host a conference call today, August 1, 2012 at 9:00 a.m. Eastern time to discuss second quarter 2012 results and other matters.

Please call the following dial in number to participate:
U.S.: (800) 230-1092; International: +1(612) 288-0340.

The public is invited to listen to the live webcast of the conference call.
For details please visit Alvarion’s website at www.alvarion.com.
An archive of the online broadcast will be available on the website.

A replay of the call will be available from 11:00 a.m. EST on August 1, 2012 through 11:59 a.m. EST on September 1, 2012.

To access the replay, please call:
U.S.: (800) 475-6701
International: +1(320) 365-3844.
To access the replay, users will need to enter the following code: 252993.

About Alvarion

Alvarion Ltd. (NASDAQ:ALVR) provides optimized wireless broadband solutions addressing the connectivity, coverage and capacity challenges of telecom operators, smart cities, security, and enterprise customers. Our innovative solutions are based on multiple technologies across licensed and unlicensed spectrums. (www.alvarion.com)

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to various factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: our failure to fully implement our 2012 turnaround plan, our inability to reallocate our resources and rationalize our business in a more efficient manner, potential impact on our business of the current global  macro-economic uncertainties, the inability of our customers to obtain credit to purchase our products as a result of global credit market conditions, the failure to fund projects under the U.S. broadband stimulus program, continued delays in 4G license allocation in certain countries; the failure of the products for the 4G market to develop as anticipated; our inability to capture market share in the expected growth of the 4G market as anticipated, due to, among other things, competitive reasons or failure to execute in our sales, marketing or manufacturing objectives; the failure of our strategic initiatives to enable us to more effectively capitalize on market opportunities as anticipated; delays in the receipt of orders from customers and in the delivery by us of such orders; our failure to fully and effectively integrate the business and technology of Wavion Inc., acquired by us in November 2011, into our products and realize the expected synergies from the acquisition; the failure of the markets for our (including Wavion's) products to grow as anticipated; our inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; our inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers; our inability to comply with covenants included in our financing agreements; our inability to raise sufficient funds to continue our operations, either through equity issuances or asset sales; and other risks detailed from time to time in the Company’s annual reports on Form 20-F as well as in other filings with the U.S. Securities and Exchange Commission.

The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the U.S. Securities and Exchange Commission, which this press release will be a part of.

To receive Alvarion's press releases, please contact Sivan Farfuri, sivan.farfuri@alvarion.com or +972.3.767.4333. Please see the Investor section of the Alvarion website for more information: http://www.alvarion.com/index.php/en/investors

Alvarion®, its logo and certain names, product and service names referenced herein are either registered trademarks, trademarks, trade names or service marks of Alvarion Ltd. in certain jurisdictions.  All other names are or may be the trademarks of their respective owners.

ALVARION LTD. & ITS SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except per share data)

	Six	Six	Three	Three	Three
	Months Ended	Months Ended	Months Ended	Months Ended	Months Ended
	June 30,	June 30,	June 30,	June 30,	March 31,
	2012	2011	2012	2011	2012

Sales	$67,120	$101,862	$33,810	$55,361	$33,310

Cost of sales	41,251	68,059	21,329	36,073	19,922

Gross profit	25,869	33,803	12,481	19,288	13,388

Operating expenses:
Research and development, net	14,402	14,218	7,527	5,910	6,875
Selling and marketing	16,748	19,436	8,074	9,670	8,674
General and administrative	6,022	7,237	2,762	3,391	3,260
Amortization of intangible assets	1,118	-	559	-	559
Other charges (*)	3,161	7,128	3,161	-	-
Acquisition related expenses (**)	574	-	285	-	289

Total Operating expenses	42,025	48,019	22,368	18,971	19,657

Operating income (loss)	(16,156)	(14,216)	(9,887)	317	(6,269)

Financial expenses, net	(1,446)	83	(849)	2	(597)

Net income (loss) before Tax	(17,602)	(14,133)	(10,736)	319	(6,866)

Income Tax	-	-	-	-	-

Net income (loss)	(17,602)	(14,133)	(10,736)	319	(6,866)

Basic net earnings (loss) per share:
	(0.28)	(0.23)	(0.17)	0.01	(0.11)

Weighted average number of shares used in computing basic net earnings (loss) per share	62,417	62,283	62,442	62,295	62,392

Diluted net earnings (loss) per share:
	(0.28)	(0.23)	(0.17)	0.01	(0.11)

Weighted average number of shares used in computing diluted net earnings (loss) per share	62,417	62,283	62,442	62,385	62,392

(*) Results of the organizational change and other.
(**)Charges related to acquisition of Wavion in November 2011.

ALVARION LTD. & ITS SUBSIDIARIES
RECONCILIATION BETWEEN GAAP TO NON-GAAP STATEMENT OF INCOME
U.S. dollars in thousands (except per share data)

	Three				Three
	Months Ended				Months Ended
	June				March 31,
	2012				2012
	GAAP	Adjustments		Non-GAAP	Non-GAAP

Sales	$33,810	$-		$33,810	$33,310

Cost of sales	21,329	(155)	(a)	21,174	19,830

Gross profit	12,481	155		12,636	13,480

Operating expenses:
Research and development, net	7,527	(258)	(a)	7,269	6,740
Selling and marketing	8,074	(268)	(a)	7,806	8,480
General and administrative	2,762	(262)	(a)	2,500	3,056
Amortization of intangible assets	559	(559)	(b)	-	-
Other charges	3,161	(3,161)	(c)	-	-
Acquisition related expenses	285	(285)	(d)	-	-

Total Operating expenses	22,368	(4,793)		17,575	18,276

Operating loss	(9,887)	4,948		(4,939)	(4,796)

Financial expenses, net	(849)	-		(849)	(597)

Net loss before Tax	(10,736)	4,948		(5,788)	(5,393)

Income Tax	-	-		-	-

Net loss	(10,736)	4,948		(5,788)	(5,393)

Basic net loss per share	$(0.17)			$(0.09)	$(0.09)

Weighted average number of shares used in computing basic net loss per share	62,442			62,442	62,392

Diluted net loss per share	$(0.17)			$(0.09)	$(0.09)

Weighted average number of shares used in computing diluted net loss per share	62,442			62,442	62,392

(a) The effect of stock-based compensation.

(b) The effect of amortization of purchased intangibles.

(c) Results of the organizational change and other.

(d) Charges related to acquisition of Wavion in November 2011.

ALVARION LTD. & ITS SUBSIDIARIES

DISCLOSURE OF NON-US GAAP NET INCOME

FOR COMPARATIVE PURPOSES NET INCOME AND EARNINGS PER SHARE FROM CONTINUING OPERATIONS
EXCLUDING AMORTIZATION OF ACQUIRED INTANGIBLES, STOCK BASED COMPENSATION EXPENSES, RESTUCTURING
EXPENSES AND OTHER CHARGES

U.S. dollars in thousands (except per share data)

	Six	Six	Three	Three	Three
	Months Ended	Months Ended	Months Ended	Months Ended	Months Ended
	June 30,	June 30,	June 30,	June 30,	March 31,
	2012	2011	2012	2011	2012

Net income (loss) according to US GAAP	$(17,602)	$(14,133)	$(10,736)	$319	$(6,866)

Amortization of intangible assets	1,118	-	559	-	559

Stock based compensation expenses related to ASC 718	1,568	2,014	943	1,187	625

Other charges (*)	3,161	7,128	3,161	-	-

Acquisition related expenses (**)	574	-	285	-	289

Net Income (loss) excluding amortization of acquired intangibles, stock based compensation and other expenses	$(11,181)	$(4,991)	$(5,788)	$1,506	$(5,393)

Basic net earnings (loss) per share excluding amortization of acquired intangibles, stock based compensation and restructuring expenses	$(0.18)	$(0.08)	$(0.09)	$0.02	$(0.09)

Weighted average number of shares used in computing basic net earnings (loss) per share	62,417	62,283	62,442	62,295	62,392

Diluted net earnings (loss) per share excluding amortization of acquired intangibles, stock based compensation and other expenses	$(0.18)	$(0.08)	$(0.09)	$0.02	$(0.09)

Weighted average number of shares used in computing diluted net earnings (loss) per share	62,417	62,283	62,442	63,888	62,392

(*) Results of the organizational change and other.
(**)Charges related to acquisition of Wavion in November 2011.

ALVARION LTD. & ITS SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	June 30,	March 31,
	2012	2012
ASSETS
Cash, cash equivalents, short-term and long-term investments	$31,968	$51,569
Trade receivables	41,477	45,532
Other accounts receivable	9,657	9,407
Inventories	37,579	37,600

LONG TERM Trade receivables	5,470	4,452

LONG TERM Prepaid expenses	-	68

PROPERTY AND EQUIPMENT, NET	8,763	9,601

GOODWILL AND INTANGIBLE ASSETS, NET	32,214	32,773

TOTAL ASSETS	$167,128	$191,002

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES

Current maturities of Long term loan	$7,545	$13,524
Trade payables	29,685	32,139
Other accounts payable and accrued expenses	37,792	39,577

Total current liabilities	75,022	85,240

Long term Accrued expenses	74	129
Long term employees liabilities	618	896
Long term liabilities others	6,661	7,204
Long term loan	14,677	15,781

Total long term liabilities	22,030	24,010

TOTAL LIABILITIES	97,052	109,250

SHAREHOLDERS' EQUITY	70,076	81,752

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$167,128	$191,002

ALVARION LTD.& ITS SUBSIDIARIES
Consolidated Statement of Cash Flows
U.S. dollars in thousands

Three
Months ended
June 30, 2012

Cash flows from operating activities:
Net income	$(10,736)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	995
Amortization of intangibles assets	559
Capital loss on disposal of property and equipment	387
Stock based compensation expenses ASC 718	944
Decrease in trade receivables	4,055
Increase in other accounts receivable and prepaid expenses	(456)
Decrease in inventories	21
Increase in long term trade receivable	(1,018)
Decrease in long term prepaid expenses	68
Decrease in trade payables	(2,454)
Decrease in other accounts payables and accrued expenses	(745)
Decrease in long term accreued expenses	(55)
Decrease in long term employees liabilities	(278)
Decrease in long term liabilities	(543)
Net cash used in operating activities	(9,256)

Cash flows from investing activities:
Purchase of fixed assets	(544)
Payment related to acquisition of Wavion	(2,718)
Net cash used in investing activities	(3,262)

Cash flows from financing activities:
Proceeds from exercise of employees' stock options	-
Repayment of long term loan	(7,083)
Net cash used in financing activities	(7,083)

Decrease in cash, cash equivalents, short-term and long-term investments	(19,601)

Cash, cash equivalents, short-term and long-term investments at the beginning of the period	51,569
Cash, cash equivalents, short-term and long-term investments at the end of the period	$31,968